UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
2SEVENTY BIO, INC.
(Name of Subject Company (Issuer))
DAYBREAK MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
901384107
(CUSIP Number of Class of Securities)
Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Deputy General Counsel
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543
(609) 252-4621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Catherine J. Dargan, Esq.
Kerry S. Burke, Esq.
Andrew Fischer, Esq.
Kyle Rabe, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
(202) 662-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 14, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Daybreak Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio, Inc., a Delaware corporation, for $5.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, as may be amended or supplemented from time to time, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth in the Summary Term Sheet of the Offer to Purchase is hereby amended by adding the bold and underlined text to, and deleting the strikethrough text, in the below paragraph on page 7:

“Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entry into the Merger Agreement, Parent entered into Tender and Support Agreements (as they may be amended from time to time, the “Tender and Support Agreements”), dated as of March 10, 2025, with certain stockholders of 2seventy bio, including all of the directors and certain executive officers of 2seventy bio (collectively, the “Supporting Stockholders”). Collectively, these stockholders have beneficial ownership of approximately ~~5.3%~~ 6.0% of the Shares (including Shares represented by vested and unvested options they hold). Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.”

The information set forth in Section 13 -“The Transaction Documents” of the Offer to Purchase is hereby amended by adding the bold and underlined text to, and deleting the strikethrough text, in the below paragraph under the heading “Other Agreements - Tender and Support Agreements” on page 54:

“Concurrently with entry into the Merger Agreement, Parent entered into Tender and Support Agreements (as they may be amended from time to time, the “Tender and Support Agreements”), dated as of March 10, 2025, with certain stockholders of 2seventy bio, including all of the directors and certain executive officers of 2seventy bio (collectively, the “Supporting Stockholders”). Collectively, the Supporting Stockholders have beneficial ownership of approximately ~~5.3%~~ 6.0% of the outstanding Shares as of March 10, 2025. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.”

The information set forth in Section 16 -“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended by adding the following paragraphs at the end of the section:

“Litigation

As of April 22, 2025, two complaints had been filed by purported stockholders of 2seventy bio challenging certain disclosures in the Schedule 14D-9. The complaints were filed on April 16, 2025 and April 17, 2025, in the Supreme Court of New York and names as defendants 2seventy bio and each member of the 2seventy bio Board of Directors (collectively, the “2seventy bio Defendants”). The complaints allege negligent misrepresentation and concealment in violation of New York common law as well as negligence in violation of New York common law. The complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the respective plaintiffs. Each of the 2seventy bio Defendants intends to vigorously defend these actions.

As of April 22, 2025, 2seventy bio had also received six stockholder demand letters, all of which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional demand letters or lawsuits may be received by or filed against 2seventy bio, the 2seventy bio Board of Directors, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar demand letters are received or complaints are filed, absent new or different allegations that are material, Purchaser, Parent or 2seventy bio will not necessarily announce such additional filings.”

Item 12. Exhibits

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

The information set forth in the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby amended by adding the bold and underlined text to, and deleting the strikethrough text, in the below paragraph:

“Concurrently with the execution of the Merger Agreement, certain stockholders of 2seventy bio, including all of the directors and certain executive officers of 2seventy bio entered into tender and support agreements (the “Tender and Support Agreements”). Collectively, these stockholders have beneficial ownership of approximately ~~5.3%~~ 6.0% of the Shares (including Shares represented by vested and unvested options they hold). Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements. Pursuant to the Tender and Support Agreements, each of these directors and executive officers has agreed (solely in their capacity as stockholders of 2seventy bio), among other things, to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the time of expiration of the Offer.”

Summary Advertisement, as published in The New York Times on April 14, 2025

The information set forth in the Summary Advertisement, as published in The New York Times on April 14, 2025 is hereby amended by adding the bold and underlined text to, and deleting the strikethrough text, in the below paragraph:

“Concurrently with entry into the Merger Agreement, Parent entered into Tender and Support Agreements (as they may be amended from time to time, the “Tender and Support Agreements”), dated as of March 10, 2025, with certain stockholders of 2seventy bio, including all of the directors and certain executive officers of 2seventy bio (collectively, the “Supporting Stockholders”). Collectively, these stockholders have beneficial ownership of approximately ~~5.3%~~ 6.0% of the outstanding Shares as of March 10, 2025. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements. Pursuant to the Tender and Support Agreements, each of these directors and executive officers has agreed (solely in their capacity as stockholders of 2seventy bio), among other things, to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the time of expiration of the Offer.”

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: April 22, 2025

DAYBREAK MERGER SUB INC.

By:	/s/ Sandra Ramos-Alves
Name:	Sandra Ramos-Alves
Title:	Vice President and Treasurer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Amy Fallone
Name:	Amy Fallone
Title:	Corporate Secretary

3